To:

Alberta Securities Commission

British Columbia Securities Commission

Deloitte s.e.n.c.r.l. (« Deloitte »)

KPMG s.e.n.c.r.l. (« KPMG »)

Re :

NOTICE OF CHANGE OF AUDITORS FOR CLIFTON STAR RESOURCES INC. (“the Corporation”)

Pursuant to National Instrument 51-102, Clifton Star Resources Inc. hereby provides change of auditor notice as follows:

1.

Deloitte of Montreal, Quebec, resigned as the Corporation’s auditor, at the Corporation request, on June 17, 2015.

2.

On June 17, 2015, the Corporation appointed KPMG of Montreal, Quebec, to fill the vacancy created by the resignation of Deloitte, and to hold such position until the close of the next annual meeting of shareholders of the Company.

3.

The resignation of Deloitte and the appointment of KPMG was considered and approved by the Board of Directors of the Corporation.

4.

There were no modifications of opinion by Deloitte in the Auditor’s Reports of the two most recently completed fiscal years ended June 30, 2014 and June 30, 2013.

5.

The Board of Directors of the Corporation is of the opinion that there were no “reportable events” as defined by National Instrument 51-102, which occurred in connection with the audit of the two most recently completed fiscal years or for any period subsequent to the most recently completed fiscal period for which an Auditor’s Report was issued.

Dated at the City of Quebec, in the province of Quebec, this 17th day of June, 2015.

Yours very truly,

(s) Michel Bouchard

________________________________

Michel Bouchard

President and Chief Executive Officer

CLIFTON STAR RESOURCES INC.